Exhibit 3.79

Certificate of Incorporation

of

Puritan’s Pride Retail Stores, Inc.

Under Section 402 of the Business Corporation Law

The undersigned, being a natural person of at least 18 years of age and acting as the incorporator of the corporation hereby being formed under the Business Corporation Law, certifies that:

FIRST:  The name of the corporation is Puritan’s Pride Retail Stores, Inc.

SECOND:  The corporation is formed to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD:  The office of the corporation is to be located in the County of Suffolk, State of New York.

FOURTH:  The aggregate number of shares which the corporation shall have authority to issue is one thousand, all of which are of a par value of $1.00 dollar each, and all of which are of the same class.

FIFTH:  The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served.  The post office address within the State of New York to which the Secretary of State shall mail a copy of any process against the corporation served upon it is: c/o 2100 Smithtown Avenue, Ronkonkoma, New York 11779 Attention: General Counsel.

SIXTH:  The duration of the corporation shall be perpetual.

SEVENTH:  The corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the corporation.

EIGHTH:  The personal liability of the directors of the corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

NINTH:  Whenever under the provisions of the Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the Business Corporation Law.

Signed on April 10, 2008

/s/ Madeline Stirber
Madeline Stirber
Sole Incorporator
2100 Smithtown Avenue
Ronkonkoma, NY 11779

CERTIFICATE OF INCORPORATION

OF

PURITAN’S PRIDE RETAIL STORES, INC.

Under Section 402 of the Business Corporation Law.

Filed By:

Madeline Stirber
Sole Incorporator
2100 Smithtown Avenue
Ronkonkoma, NY 11779